August 13, 2012

Via EDGAR and e-mail

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-182567) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the rules and regulations promulgated under the Securities Act of 1933, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-182567) be accelerated so that the Registration Statement will become effective on Wednesday, August 15, 2012 at 5:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Targa Resources Partners LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasuer

Targa Resources Partners Finance Corporation

By:	/s/ Matthew J. Meloy
Matthew J. Meloy
Senior Vice President,
Chief Financial Officer and Treasurer